A/f
3.18.2004 **

SECURITIES AND EXCHANGE COMMISSION
04016172
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Jones & Associates, Inc.
Jonestrading Institutional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Rd., Suite 208
(No. and Street)

Westlake Village, (City) CA (State) 91361-4268 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William K. Jones or Carl R. Hammond (818)991-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Simpson & Associates
(Name – *if individual, state last, first, middle name*)

1155 N. Central Ave., Suite 211, (Address) Glendale (City) CA (State) 91202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

RECEIVED MAR 08 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 135
3/18/04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/f
3.18.04

OATH OR AFFIRMATION

I, Carl R. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones & Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director/CFO

Title

PATRICIA L. MILLER
Commission # 1326820
Notary Public — California
Los Angeles County
My Comm. Expires Nov 23,2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES & ASSOCIATES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

JONES & ASSOCIATES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

SIMPSON & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
1155 NORTH CENTRAL AVENUE, SUITE 211
GLENDALE, CALIFORNIA 91202
(818) 956-1567 · FAX (818) 956-7144
sacpa@pacbell.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Jones & Associates, Inc.
Westlake Village, California

We have audited the accompanying consolidated statement of financial condition of Jones & Associates, Inc. (a California S corporation and subsidiary) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Jones & Associates, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Simpson & Associates

February 19, 2004
740audrp.doc

Note 1 - Summary of significant accounting policies and general:

Business activities:

Jones & Associates, Inc. is an institutional broker-dealer with the home office in Westlake Village, California and branches in Northern California, Colorado, Florida, Georgia, Massachusetts, New Hampshire, New York, Texas and a wholly owned subsidiary in London, England.

On January 1, 2004, Jones & Associates, Inc. transferred all of its assets and liabilities to JonesTrading Institutional Services LLC in exchange for all of JonesTrading's ownership units. From January 1, 2004, JonesTrading Institutional Services LLC has taken over all operating functions from Jones & Associates, Inc.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and interest-bearing cash investments. At times such investments may be in excess of the FDIC insurance limit. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one institution. At December 31, 2003, the Company's uninsured cash and investments total $11,370,350.

Marketable securities:

Marketable securities are classified as trading securities and stated at fair value. The resulting difference between cost and fair value is included in income. Customers' as well as the Company's securities transactions and the related commission income and expense are recorded on a settlement date basis.

Principles of Consolidation:

The consolidated financial statements include the accounts of Jones & Associates and its subsidiary Jones International Trading, LTD a wholly owned subsidiary. All significant intercompany transactions and accounts have been eliminated.

JONES & ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

Note 1 - Summary of significant accounting policies and general-continued:

Property and equipment:

Property and equipment is recorded at cost. Depreciation and amortization is computed by the straight line method based upon the estimated useful lives of the various classes of assets, furniture and equipment 5-7 years, data processing equipment 5 years, and leasehold improvements 39 years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized.

Property and equipment consisted of the following at December 31, 2003:

Furniture and equipment	$1,661,261
Data processing equipment	1,104,362
Leasehold improvements	1,473,971
	4,239,594
Less accumulated depreciation	1,497,925
Total net property and equipment	$2,741,669

Income taxes:

As of January 1, 1987, Jones & Associates, Inc., with the unanimous consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. Accordingly, the Company does not pay Federal corporate income taxes on its income. Instead, the shareholders are liable for individual Federal income taxes on their respective shares of the Company's income. The corporate income tax liability and expense account balances relate only to State taxes.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company, as a broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by the Rule. This requires the Company to maintain a net capital equal to the greater of $100,000 or 6 2/3 percent of the aggregate indebtedness. At December 31, 2003, the Company's net capital was $5,882,841 which was $5,387,765 in excess of this requirement.

Note 3 - Fully disclosed clearing agreement:

During 2003, Jones & Associates, Inc. cleared all customer transactions through its Fully Disclosed Agreements with Neuberger Berman, a New York Stock Exchange member firm.

Note 4 - Notes receivable:

During the period from 1997 through 2003, a total of 3,890,000 shares of common stock were sold to employees of Jones & Associates, Inc. for an aggregate notes receivable of $16,087,000 at a 6% to 8% interest rate. The outstanding notes receivable balance at December 31, 2003, is $7,895,099 and all loans are current. Principal payments of $1,461,678 were paid in 2003.

Note 5 - Stockholders' equity:

During 2003, the number of issued and outstanding shares of common stock was decreased from 23,805,000 to 23,692,000 shares. The net redemption of shares has decreased the common stock amount from $15,559,301 to $14,566,171.

Note 6 - Commitments and contingencies:

The Company leases office space and equipment under noncancelable operating lease agreements which expire on various dates through 2013. At December 31, 2003, the future minimum obligations under these agreements were as follows:

2004	$1,035,221
2005	828,064
2006	670,765
2007	667,800
2008	374,152
Thereafter	777,105
Total	$4,353,107

See independent auditor's report.

Note 7 - Retirement benefit plan:

The Company provides a 401-K deferred compensation retirement plan to both hourly and salaried employees resulting in a current year expense of $904,388. Employees are eligible to participate in the plan after one year of employment.

Note 8 - Investments:

During 2000, the Company bought 9,000 common stock shares and 1,500 warrants of NASDAQ Stock Market, Inc. for $137,100. As of December 31, 2003, the investment in NASDAQ represents a less than one-percent interest and therefore the Company does not have significant control over the operation of the company. It is management's intent to hold the NASDAQ investment on a long-term basis. Therefore, in accordance with the provisions of SFAS No. 115, these securities are classified as available for sale and are carried at fair value of $85,050 as of December 31, 2003.

Note 9 - Advertising:

The Company expenses advertising costs as incurred. In 2003, advertising costs were $131,748 and included mainly trade magazine advertising and promotional items that are not considered direct response and therefore, do not require capitalization.

JONES & ASSOCIATES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets:	
Cash	$ 1,473,475
Marketable securities	9,996,875
Cash and cash equivalents	11,470,350
Commissions and other receivables	2,049,915
Total current assets	13,520,265
Other assets:	
Investment available for sale (Note 8)	85,050
Office furniture and equipment (Note 1)	2,741,669
Deposits	163,187
Stock exchange membership	25,000
Total other assets	3,014,906
TOTAL ASSETS	$ 16,535,171

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 702,202
Income taxes payable (Note 1)	-
Commissions and bonuses payable	6,723,951
Total current liabilities	7,426,153
Stockholders' equity:	
Common stock -	
Authorized - 25,000,000 shares at no par value	
Issued and outstanding-23,692,000 shares (Note 5)	14,566,171
Retained earnings	2,437,946
	17,004,117
Notes receivable from common stock issuance (Note 4)	(7,895,099)
Total stockholders' equity	9,109,018
TOTAL LIABILITIES AND EQUITY	$ 16,535,171

The accompanying notes are an integral part of these financial statements.